January 12, 2011

Mr. David Edgar
Ms. Melissa Feider
Mr. Ryan Houseal
Ms. Barbara C. Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	Shanda Interactive Entertainment Limited Form 20-F for the Fiscal Year Ended December 31, 2009 Filed May 20, 2010 File No. 000-50705

Dear Mr. Edgar, Ms. Feider, Mr. Houseal and Ms. Jacobs:

Shanda Interactive Entertainment Limited (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated December 15, 2010 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2009.

The Company respectfully notes that it did not receive a fax copy of the SEC’s comment letter dated December 15, 2010 due to some technical problems of its fax machine, and as a result the Company did not receive the SEC comment letter until January 5, 2011.  The Company is carefully reviewing and considering the staff’s comments and is in the process of responding to these comments.  However, given the nature of the comments and the delay in receipt of the SEC comment letter, the Company regrettably will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff.  It would need additional time to collect sufficient information and perform thorough analysis.  The Company therefore respectfully requests an extension.  The Company expects to be in a position to respond to the staff’s comments by January 31, 2011 and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-21) 5080-5132 or by email at zyf@snda.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.  Thank you very much for your assistance.

Sincerely,

/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: General Counsel

cc:          James C. Lin, Davis Polk & Wardwell LLP